Via Facsimile and U.S. Mail
Mail Stop 6010

September 28, 2006

Mr. Maurice R. Stone
Chairman and Chief Executive Officer
Intrepid Holdings, Inc.
3200 Wilcrest Avenue, Suite 575
Houston, TX 77042

Re: Intrepid Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006 and Amended May 9, 2006
File No. 001-16173

Dear Mr. Stone:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

1. Please confirm that this report was manually signed by your auditors, pursuant to Rule 2-02(a) of Regulation S-X in connection with the amended Form 10-KSB and, if so, please provide the report to us including the signature.

Notes to Consolidated Financial Statements, page F-8

Note 1 – Description of Company, page F-8

2. We have the following comments about your recapitalization on April 27, 2005:

    a. Please clarify for us whether RxFS was an operating entity prior to the
        recapitalization. If so, please tell us when the operations commenced and
        describe the nature and extent of those operations.

    b. While you disclose that the historical consolidated financial statements are
        those of RxFS, please clarify why you did not present results of
        operations, changes in stockholders' deficit or cash flows for any period
        prior to the recapitalization.

    c. Please clarify the extent to which the contracts and contractual rights
        owned by RxFS existed prior to the recapitalization and the extent to
        which RxFS had provided the related pharmacy services and pharmacy
        fulfillment services. In this regard, page 7 of your original Form 10-KSB
        indicates that you had entered into an agency agreement with VMRx in
        January 2005.

Note 4 – Acquisition, page F-13

3. Please provide us the disclosures contemplated by paragraphs 54 and 55 of SFAS
    141 or explain why the disclosures were not required or applicable. In addition,
    please tell us why you did not provide the historical financial statements of One
    Stop and the pro forma financial information related to its acquisition in a Form 8-
    K. Please refer to Items 2.01 and 9.01(a) and (b) of Form 8-K.

*   *   *   *

Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your responses to our
comments. Detailed letters greatly facilitate our review. You should furnish the letter on
EDGAR under the form type label CORRESP. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

Mr. Maurice R. Stone
Intrepid Holdings, Inc.
September 28, 2006
Page 3

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659, or Oscar Young, Senior Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant